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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

eSoft, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Common Stock, par value $0.01 per share, with an exercise price greater than or equal to $2.50 per share
(Title of Class of Securities)

296904105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Copies to:

Amy Beth Hansman Vice President, Finance eSoft, Inc. 295 Interlocken Boulevard, #500 Broomfield, Colorado 80021 (303) 444-1600	James C. T. Linfield, Esq. Brent D. Fassett, Esq. Cooley Godward LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 (720) 566-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,851,462.28	$370.29

    *   Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $0.97, the average of the high and low sales price of eSoft's Common Stock on December 3, 2001, as reported on the Nasdaq SmallCap Market, and assumes that options to purchase 1,908,724 shares of eSoft's Common Stock will be exchanged and/or cancelled pursuant to this Offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing party: Not applicable Date filed: Not applicable

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third party tender offer subject to Rule 14d-1.

    /x/  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the Following box if the filing is a final amendment reporting the results of the tender offer.  /x/

Introductory Statement.

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule") filed with the Securities and Exchange Commission on December 6, 2001, relating to an offer by eSoft, Inc., a Delaware corporation (the "Company"), to exchange certain options to purchase shares of the Company's Common Stock, par value $0.01 per share, on the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock dated December 6, 2001.

Item 4. Terms of the Transaction.

    Item 4 of the Schedule is hereby amended and supplemented as follows:

    The Offer to Exchange expired at 12:00 midnight, Mountain Standard Time, on Tuesday, January 8, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 1,696,182 shares of Common Stock from 53 out of 70 eligible participants, representing approximately 89% of the shares subject to options that were eligible to be exchanged. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue replacement options to purchase an aggregate of up to 1,696,182 shares of Common Stock in exchange for the options surrendered pursuant to the Offer to Exchange.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 6, 2001.*
(a)(1)(B)	Election Form.*
(a)(1)(C)	Notice of Withdrawal.*
(a)(1)(D)	Confirmation of Receipt of Election Form.*
(a)(1)E)	Confirmation of Receipt of Notice of Withdrawal.*
(a)(1)(F)	Reminder of Expiration Date.*
(a)(1)(G)	Cover Letter dated December 6, 2001, from Human Resources to holders of Eligible Option Grants.*
(a)(1)(H)	Notice of New Expiration Date.*
(b)	Not applicable.
(d)(1)
eSoft, Inc. Equity Compensation Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-91163), originally filed on November 17, 1999, and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3.

  (a)
  Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

eSoft, Inc.

/s/ Amy Beth Hansman Amy Beth Hansman Vice President, Finance

Date: January 11, 2002

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 6, 2001.*
(a)(1)(B)	Election Form.*
(a)(1)(C)	Notice of Withdrawal.*
(a)(1)(D)	Confirmation of Receipt of Election Form.*
(a)(1)(E)	Confirmation of Receipt of Notice of Withdrawal.*
(a)(1)(F)	Reminder of Expiration Date.*
(a)(1)(G)	Cover Letter dated December 6, 2001 from Human Resources to holders of Eligible Option Grants.*
(a)(1)(H)	Notice of New Expiration Date.*
(b)	Not applicable.
(d)(1)
eSoft, Inc. Equity Compensation Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-91163), originally filed on November 17, 1999, and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS